Form 10KSB, Exhibit 13
period 1995-09-30
FIRST GEORGIA HOLDING INC
filed 1995-12-29
CIK 826491

ANNUAL REPORT

                   FIRST GEORGIA:
              ITS MISSION AND MARKETS

First Georgia Holding, Inc. owns 100% of the stock of First Georgia Bank, F.S.B. The Bank is federally chartered and began operations in January 1984. First Georgia develops and provides a full range of financial services encompassing retail banking, real estate, commercial and consumer lending, and a host of related financial products. With the opening of a new branch in October 1995, the Bank currently operates seven full service offices in four Georgia counties.

First Georgia's PRIMARY MISSION is to maximize stockholder value in a prudent manner. We will concentrate on the following principles.

We will maintain high levels of asset quality through conservative lending policies, a vigorous comprehensive credit administration system and a diversified portfolio of earning assets. Interest rate risk will be thoroughly evaluated and controlled.

Our long-term goals for return on equity and assets will be set at the upper levels of peer bank comparisons. We will strive to maintain a strong capital base supported by adequate loan loss reserves.

We will continue to attract and retain exceptional people. We will deliver the best quality customer service available in the banking industry. This high level of personal service is what separates us from our competitors.

Our officers and employees will be encouraged to provide leadership and support in civic and economic development activities. We will also strive to assess and serve the credit needs of each community in which we are located.

We are committed to the overall success of First Georgia. The proper implementation of these principles will continue to maximize the value of the Company.

PRESIDENT'S MESSAGE

Dear Stockholders:

It gives me a great deal of pleasure to report the results of our performance this past year. Net Income was $1,277,088 compared to $1,062,177 last year. This represents a 20% increase over last year and the most profitable year in the history of our Company.

The strengthening of our net interest margin and the continued pressure on controlling expenses were primary factors leading to our increased profitability.

We continue to have exciting things happening at First Georgia. A major event occurred this year when we opened a new full service office on Highway 341 west of Brunswick under the capable leadership of Fred Alexander. We expect this office to be one of the most profitable in our system. This new office will serve a large number of Glynn County families that have not previously had a convenient financial institution.

I am pleased to have had Elzie Jacobs come on board to manage the Altama Office in September of this year. Elzie brings with him thirty-two years of lending experience in Glynn County. We are excited about the contribution he will make to our Bank.

I am also pleased to report that on December 15, 1995 the Board of Directors declared a $0.10 per share dividend which represents a 67% increase over the dividend we paid last year. This dividend was paid to shareholders of record as of December 1, 1995.

As you can see our Company is doing extremely well even in the face of increased intense competition. I feel as though we have the finest staff of professionals in our area committed to providing the best financial services available anywhere.

Please accept my thanks for your continued support of First Georgia as we look forward to the challenges ahead for 1996.

Sincerely,



HENRY S. BISHOP
Henry S. Bishop
President

On this page in the Annual Report to Shareholders, four graphs are displayed representing the following financial data in approximately the same location.


                                 Net Income

                       1993             $   878,393
                       1994               1,062,177
                       1995               1,277,088


       Return on Average Assets                     Dividend to Stockholders

1993                           0.64%                 1993         $43,972
1994                           0.79%                 1994          61,560
1995                           0.95%                 1995          79,598


                                            Stockholders' Equity

                                           1993             $ 8,899,379
                                           1994               9,927,496
                                           1995              11,124,086

                FIRST GEORGIA HOLDING, INC.
                 C O N S O L I D A T E D

                    F I N A N C I A L

                  S T A T E M E N T S
September 30, 1995 and 1994 (With Independent Auditors' Report Thereon)

CONSOLIDATED BALANCE SHEETS
First Georgia Holding, Inc.  and subsidiary
							                                                  September 30,
Assets									                           --------------------------------------
                                            							1995	     	1994
                                          ---------------- -----------
Cash and cash equivalents						               $	2,543,495	 	3,321,182
Interest bearing deposits in other banks					 		2,352,183		   716,884
Investment securities to be held to
maturity, fair value approximately
$9,069,000 and $7,331,000 at
September 30, 1995 and 1994,
respectively (note 2)			                    				9,180,978		 7,510,798
Loans receivable, net (notes 3 and 8)					  		110,432,233	113,578,674
Real estate acquired in settlement of loans							206,334		   240,281
Federal Home Loan Bank stock, at
cost (notes 6 and 8)			                      			1,575,700 		1,575,700
Premises and equipment, net (note 4)					     		3,388,207		 3,795,769
Accrued interest receivable (note 5)					       		751,108   		751,217
Intangible assets, net (note 10)						         	1,408,268	 	1,680,710
Other assets					                               		903,891   		698,815
									                                     ------------ ----------
     Total Assets						                      $132,742,397	133,870,030


Liabilities and Stockholders' Equity


Liabilities:

 Deposits (note 7)						                     $106,527,689 103,407,455
 Federal Home Loan Bank advances (note 8)  				11,948,000		16,748,000
 Advance payments by borrowers for property
  taxes and insurance 						                      	90,238		    82,001
 Other borrowed money (note 9)					             		192,000		 1,240,000
 Accrued expenses and other
  liabilities (notes 7, 12, and 13)							      2,859,484	 	2,465,078
                                             ------------ -----------
       Total liabilities						               	121,617,411	123,942,534
									                                    ------------ -----------
Stockholders' Equity (notes 11, 12, and 18):

 Common stock, $1.00 par value.  Authorized
		15,000,000 shares; issued and outstanding
	 1,326,641 shares	 					                     	1,326,641		 1,326,641
  Additional paid-in capital 					            	5,786,164 		5,786,164
  Retained earnings 						                    	4,012,181  	2,814,691
                                              ---------- ------------
       Total stockholders' equity						      	11,124,986 		9,927,496
									                                     ---------- ------------

Commitments and contingencies (notes 3, 11, 13, and 19)

Total Liabilities and
 Stockholders' Equity	                      $132,742,397 133,870,030
                                             =========== ===========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
First Georgia Holding, Inc., and subsidiary
                                                  Years Ended September 30,
			                                               -------------------------
                                                1995		        1994	    	1993
                                            ------------  ----------  ---------
Interest Income:
 Loans 			                                  $	10,871,713	 	9,714,327		10,376,344
 Mortgage-backed securities					                  29,920		    37,607		    65,085
 Investment securities				                      	477,089   		319,418   		222,053
 Other 		                                     			247,615		   141,845		   144,055
                                              ----------   ---------  ----------
  Total interest income				                  	11,626,337		10,213,197		10,807,537
		                                            ----------  ----------  ----------
Interest Expense:
 Deposits (note 7)					                        5,345,453 		4,486,147 		4,943,076
 Advances and other borrowings				            	1,061,904 		1,057,594 		1,096,303
                                              ----------  ----------  ----------
  Total interest expense				                  	6,407,357 		5,543,741 		6,039,379
								 	                                    ----------  ----------  ----------
  Net interest income					                     5,218,980	 	4,669,456 		4,768,158
   Provision for Loan Losses (note 3)				       	214,142    		39,000	 	  171,000
									                                      ---------   ---------   ---------
 Net interest income after provision for
  loan losses				                             	5,004,838	 	4,630,456 		4,597,158
								 	                                     ---------   ---------   ---------
Other Income:
 Loan fees					                                  451,199   		422,821		   276,996
 Deposit service charges				                    	601,059   		625,944   		748,859
 Gain on sale of branch (note 14)				           	122,043	      	-         		-
 Other operating income					                      94,515   		149,254    		69,414
                                               ---------   ---------   ---------
  Total other income				                      	1,268,816 		1,198,019 		1,095,269
								 	                                     ---------   ---------   ---------
Other Expenses:
 Salaries and employee benefits (note 15)				 	1,932,837		 1,979,302		 1,861,124
 Net occupancy expense				                      	904,659   		857,201   		747,077
 Data processing				                             	15,143    		16,093	    	51,067
 Amortization of intangibles					                143,304	   	143,304		   161,828
 Loss on sale of foreclosed property				         	17,969    		52,821    		44,498
 Loss on sale of premises and equipment				        	-         		-	      	390,402
 Federal insurance premiums		                 			281,033		   267,500   		300,000
 Other operating expenses				                   	929,306   		925,238 		1,039,038
                                               ---------   ---------   ---------
  Total other expenses				                    	4,224,251 		4,241,459 		4,595,034
								 	                                     ---------   ---------   ---------
Income before income taxes
 and cumulative effect of a change
 in accounting principle                      	2,049,403 		1,587,016 		1,097,393

Income Tax Expense (note 12)					                772,315  	 	524,839   		435,000
 									                                     ---------   ---------   ---------
Income Before Cumulative Effect
 of a Change In Accounting Principle				      	1,277,088	 	1,062,177   		662,393

 Cumulative effect at October 1, 1992
 of a change in	accounting for income
 taxes (note 12)				                              	--	        	--	       216,000
									                                      ---------   ---------   ---------
Net Income				                               $	1,277,088 		1,062,177		   878,393

Income per share before cumulative
 effect of a change in accounting principle		$     	0.94		      0.78		      0.50

Cumulative effect of change in
 accounting principle					                          -	    	     -   	       0.17
									                                     ----------    --------       -----
Net income per share and common share
equivalent (note 17)				                     $     	0.94      		0.78      		0.67
                                               ============   ======       =====
Weighted average common shares
 outstanding	and common share equivalents				 	1,362,596	 	 1,364,911	 1,319,141

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS	OF STOCKHOLDERS' EQUITY
First Georgia Holding, Inc., and subsidiary


                             	Years Ended September 30, 1995, 1994, and 1993
                              ----------------------------------------------
                                           						Additional
		                        				    Common		         Paid-in    	Retained
                           				   Stock 	          Capital   	 Earnings    	Total
                                -------          ----------   --------    -------
Balance, September 30, 1992			 $	1,319,141	      	5,766,164		  979,653		 8,064,958
Net income				                      -               		-	      	878,393		   878,393
Cash dividends, $.05 per share				  -               		-		      (43,972)		  (43,972)
                               -----------        ---------  ----------  ---------
Balance, September 30, 1993  				1,319,141      		5,766,164		1,814,074		 8,899,379
Exercise of stock
 options (note 16)			               	7,500	         	20,000		     -	       	27,500
Net income		                      		-		               -	    	1,062,177	 	1,062,177
Cash dividends, $.07 per share				  -	                -		      (61,560)		  (61,560)
                               -----------         --------  ----------  ---------
Balance, September 30, 1994				  1,326,641 		     5,786,164		2,814,691 		9,927,496
Net Income				                      -               		-	    	1,277,088 		1,277,088
Cash dividends, $.06 per share				  -		               -	      	(79,598)	  	(79,598)
                               -----------        ---------  ---------   ---------
Balance, September 30, 1995			 $	1,326,641	      	5,786,164		4,012,181		11,124,986
									                      ===========        =========  =========  ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED	STATEMENTS OF CASH FLOWS
First Georgia Holding, Inc.  and subsidiary


                                            	Years Ended September 30,

                                         					1995	 	  1994      	1993
                                        -----------  ---------  --------
Operating Activities
 Net income 				                        $	1,277,088		1,062,177	    	878,393
 Adjustments to reconcile net
  income to	net cash provided by
  operating activities:

Provision for loan losses				 	             214,142   		39,000	    	171,000
Depreciation and amortization,
 net of accretion			                      		425,849	 	 413,326	 	   401,094
Amortization of intangibles				            	143,304  		143,304 		   161,828
Amortization of deferred loan fees				    	(106,755)		(161,878)	   (176,336)
Federal Home Loan Bank stock dividends				    	-		     (38,600)		   (87,200)
Gain on sale of branch				                	(122,043)		     -      	   	-
Loss on sale of premises and equipment				    	-		         -		      390,402
Loss on sale of real estate acquired in
 settlement of loans					                    17,969	   	52,821  		   44,498
Deferred income tax expense				             	29,959   		31,173  	   	10,000
(Increase) Decrease in accrued
  interest receivable			                  		(20,244)	 	124,365	 	   218,244
(Increase) Decrease in other assets				   	(205,076)		(151,062)		   148,314
Increase (Decrease) in advance payments
by borrowers	for property taxes and
  insurance				                              	8,237		  (39,664)	   (141,840)
Increase in accrued expenses and other
  liabilities					                          364,447		  351,834 		    249,373
                                          ---------  ---------    ----------
Net cash provided by
operating activities				                 	2,026,877  1,826,796	    2,267,770
 								                                 ---------  ---------     ---------
Investing Activities
 Principal payments received on
  mortgage-backed securities					           311,364		  422,510	 	    457,273
 Maturities of investment securities				 	1,000,000		     -	     	 3,000,000
 Purchase of investment securities				  	(3,030,598)		(916,030)	 	(3,592,472)
 Loan originations, net of principal
  repayments			                         	(1,575,594)  	(99,718) 	 	3,723,981
 Purchase of premises and equipment				   	(260,405) 		(74,375)  	 	(578,384)
 Proceeds from sale of real estate
  acquired in settlement of loans				    	1,380,599	  	397,314	   	1,034,372
 Proceeds from sale of premises and
  equipment					                             21,008		  152,307		      44,317
									                                ----------    --------     ---------
Net cash (used in) provided by
investing activities               				$	(2,153,626)		(117,992)		  4,089,087
									                                ----------    -------     ---------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd.)
First Georgia Holding, Inc. and subsidiary

                                                					Years Ended September 30,
                                                     -------------------------
					                                         		1995        	1994	     	1993
                                           -----------  -----------  ----------
Financing Activities
 Net increase (decrease) in deposits 					 $	9,780,378		 (2,845,978)	(9,284,595)
 Net liabilities of branch assumed by
  purchaser,	net of gain						             	(2,868,419)		     -		          -
(Repayments of) Proceeds from other
  borrowed money						                     	(1,048,000)   		940,000 	    200,000
 Proceeds from FHLB advances						           4,000,000  		7,800,000  	6,270,000
 Repayment of FHLB advances					          		(8,800,000)		(6,500,000)	(4,620,000)
 Net proceeds from exercise of
  stock options							                            -        		27,500		      -
 Dividends paid 						                        	(79,598)	   	(61,560)  		(43,972)
									                                    ---------    ----------  ---------
Net cash provided by (used in)
 financing activities			                   				984,361	 	  (640,038)	(7,478,567)
									                                    ---------    ---------   ---------
Increase (decrease) in cash and
 cash equivalents			                       				857,612  		1,068,766 	(1,121,710)
Cash and cash equivalents
 at beginning of year						                 	4,038,066  		2,969,300 		4,091,010
									                                   ----------   ----------   ---------
Cash and cash equivalents
 at end of year						                      $	4,895,678	  	4,038,066		 2,969,300
									                                    =========    =========   =========
Supplemental disclosure of cash paid
during year for:

 Interest 			                           			$	6,252,000		  5,654,000		 5,759,000
 Income taxes 						                       $  	538,000    		978,000		    84,000
                                           ===========    =========   =========

Supplemental  disclosure of non-cash investing activities:

Loans receivable of approximately $1,365,000, $191,000, and $1,414,000 were transferred to real estate acquired in settlement of loans during the years ended September 30, 1995, 1994, and 1993, respectively.

During the year ended September 30, 1995, there were no sales of real estate acquired in settlement of loans which were financed by loans from the Bank. Sales of real estate acquired in settlement of loans totaling approximately $127,000 and $409,000 for the years ended September
30, 1994 and 1993, respectively, were financed by the Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
First Georgia Holding, Inc. (the Company) was incorporated on
December 16, 1987 for the purpose of acquiring all of the issued and outstanding stock of First Georgia Bank, F.S.B. (the Bank). The accounting and reporting policies of First Georgia Holding, Inc. and subsidiary conform to generally accepted accounting principles. The following is a description of the more significant of those policies which the Company follows in preparing and presenting its consolidated financial statements.

(A) PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

(B)  INVESTMENT SECURITIES TO BE HELD TO MATURITY
Effective September 30, 1994, the Company adopted Statement of
Financial Accounting Standards No. 115, "Accounting for Certain
Investments in Debt and Equity Securities" (Statement 115). Under Statement 115, the Company has classified all its securities as held to maturity securities. Held to maturity securities are those securities that the Company has the positive ability and intent to hold until maturity.

Held to maturity securities are recorded at amortized cost adjusted for the amortization or accretion of premiums and discounts. Premiums and discounts are amortized or accreted over the life of the related investment security using a method which approximates level yield.

(C)  LOANS AND THE ALLOWANCE FOR LOAN LOSSES
The Bank extends credit to customers throughout its market area with a concentration in real estate mortgage loans. The real estate loan portfolio is substantially secured by properties located throughout Southeast Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay such loans is dependent upon the economy in the Bank's market area.

Additions to the allowance for loan losses are charged to operations based upon management's evaluation of the potential losses in its loan portfolio. This evaluation considers the estimated value of the underlying collateral and such other factors as, in management's judgment, deserve recognition under existing economic conditions.
While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and real estate acquired in settlement of loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examination.

Interest income on loans is recognized on a level yield basis. Interest accrual is discontinued when a loan becomes 90 days delinquent unless, in management's opinion, the loan is well secured and is in process of collection.

(D)  LOAN ORIGINATION AND COMMITMENT FEES
Loan origination fees, net of certain direct origination costs, are deferred and amortized on a basis that approximates level yield over the contractual lives of the underlying loans. In addition, fees for a commitment to originate or purchase loans are offset against direct loan origination costs incurred to make such commitments. The net amounts are deferred and, if the commitment is exercised, recognized over the life of the related loan as a yield adjustment or, if the commitment expires unexercised, recognized as income upon expiration of the commitment.

 (E)  REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS
Real estate acquired in settlement of loans represents real estate acquired through foreclosure and is reported at lower of cost or fair value, adjusted for estimated selling costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. Any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recorded as a loan loss. Gain or loss on sale and any subsequent permanent decline in fair value is recorded in income.

 (F)  PREMISES AND EQUIPMENT
Premises and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets.

(G)  INCOME TAXES
The Company files consolidated income tax returns with its subsidiary.

In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 109, "Accounting for Income Taxes" (Statement 109). Statement 109 required a change from the deferred method of accounting for income taxes to the asset and liability method. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under Statement 109, deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change.

Effective October 1, 1992, the Company adopted Statement 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the fiscal 1993 consolidated statement of operations.

(H)  STATEMENT OF CASH FLOWS
For the purposes of the statement of cash flows, the Company considers cash on hand and in banks and investments with a maturity of three months or less, at purchase, to be cash equivalents.

(I) RECENT ACCOUNTING PRONOUNCEMENTS
In December 1991, the FASB issued Statement Of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures About Fair Value of
Financial Instruments," which requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value.

The provisions of SFAS 107 are effective for financial statements issued by the Company for fiscal years ending after December 15, 1995.

During 1993, the FASB issued SFAS 114, "Accounting by Creditors for
Impairment of a Loan".  In 1994 the FASB issued SFAS 118,
"Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," which amends certain provisions of SFAS 114. SFAS
114 and 118 require impaired loans to be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent, beginning in fiscal 1996. SFAS 114 and 118 may be adopted prior to fiscal 1996, and the initial adoption is required to be reflected prospectively. The Company did not elect early adoption of SFAS 114 and 118 and has not yet determined the actual impact of SFAS 114 and 118 on its financial statements. However, based on the Company's current accounting policies, the impact of SFAS 114 and 118 is not anticipated to be significant.

(2)  INVESTMENT SECURITIES
Investment securities to be held to maturity consist of the following:


                                                                   	Approximate
				                     Amortized   		Unrealized		 Unrealized		        Fair
                       			 	Cost		         Gains		     Losses	         	Value
	   								              ---------     -----------  ----------      -----------

September 30, 1995:
 U.S. Government
  Agencies			            $	8,393,161	      29,449      193,754         8,228,856
Mortgage-backed
 securities  - SBA				       787,817		     52,605		       -		            840,422
                         -----------       ------      --------        ---------
                      			$	9,180,978		     82,054	     	193,754		      9,069,278
	                        ===========       ======       =======        =========




	                                                                   Approximate
				                     Amortized		      Unrealized		 Unrealized		     Fair
				                        Cost           		Gains		     Losses        	Value
                         ---------        ----------   ----------   -----------
September 30, 1994:

U.S. Government
 Agencies			             $	6,506,427	         - 		    254,245		        6,252,182
Mortgage-backed
 securities  - SBA			     	1,004,371		     74,557 		     -	           	1,078,928
                         -----------      -------     -------          ---------
                      			$	7,510,798		     74,557	   	254,245	        	7,331,110
									                ===========       ======     =======          =========

A summary of investment and mortgage-backed securities by maturity as of September 30, 1995 follows:

                                                  						Approximate
                                				Amortized	             	Fair
                                   				Cost		              Value
	                                   ---------           -----------

Within 1 Year			                   $ 	100,000	            	100,300
After 1 Year through 5 Years			    	4,598,377	          	4,436,290
After 5 Years through 10 Years    				787,817            		840,422
After 10 Years	                  			3,694,784           	3,692,266
                                    ---------            ---------
                               			 $9,180,978	          	9,069,278
			                                ==========            =========

The Company did not sell any investments during 1995, 1994,  or 1993.

At September 30, 1995 and 1994,  the Company  had pledged
$5,095,000 and $2,865,000, respectively, of its U.S. Government
Agency securities to government and municipal depositors.

(3)  LOANS RECEIVABLE
Loans receivable at September 30, are summarized as follows:

								                                          1995		              1994
                                              -------------     ---------------
Real estate mortgage loans						             	$	91,663,176	       	95,184,585
Real estate construction loans						           		7,605,089	        	4,660,405
Consumer loans							                           	9,093,850	       	10,443,868
Commercial and other loans						               		6,041,835        		5,488,650
							                                        -----------        -----------
                                              	114,403,950		      115,777,508

Less:
 Undisbursed portion of loans in process				  			2,868,215		          962,728
 Deferred loan fees							                         	59,500		          201,143
 Unearned interest income						                   		40,433	           	51,905
 Allowance for loan losses						               		1,003,569		          983,058
                                               -----------        -----------
                                      							 $110,432,233		      113,578,674
	                                             ============        ===========

An analysis of the activity in the allowance for loan losses is as follows:

				 	 	                                   1995		       1994          1993
                                       ----------    ----------    ----------
Balance at beginning of year					       $	983,058		     968,784		   1,040,196
Provision for loan losses					           	214,142      		39,000	     	171,000
Recoveries						                           84,482     		113,055     		208,971
Losses charged to allowance					        	(278,113)	   	(137,781)   		(451,383)
						 		 	                             ---------     ----------   -----------
Balance at end of year					            $1,003,569	     	983,058	     	968,784
	                                       =========     ==========   ==========


As of September 30, 1995 and 1994, outstanding loan commitments, exclusive of the undisbursed portion of loans in process amounted to approximately $100,000 and $3,347,000 respectively, with variable interest rates and $1,460,000 and $304,000, respectively, in fixed interest rates. The Bank is also committed to extend standby letters of credit amounting to approximately $572,000 and $205,000, respectively, at September 30, 1995 and 1994. In addition, customers of the Bank have the ability to borrow approximately $974,000 and $1,032,000, respectively at September 30, 1995 and 1994, under existing credit card agreements. It is the opinion of management that such commitments do not involve more than the normal risk of loss.

At September 30, 1995 and 1994, the Bank had nonaccrual loans aggregating approximately $2,061,000 and $2,539,000, respectively. The effects of carrying nonaccrual loans during 1995, 1994, and 1993 resulted in a reduction of interest income of approximately $91,000, $119,000, and $126,000, respectively.

At September 30, 1995 and 1994, the Bank had no loans held for sale.

The Bank has made loans in the normal course of business to directors and executive officers for various purposes. These loans have been made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal credit risk or present other unfavorable features. The following sets forth information regarding loans receivable from directors and executive officers:

Balance at September 30, 1994					              	$		3,728,020
Net increase in balance due to changes
in directors							                                	1,390,410
Repayments							                                 	(3,422,458)
New borrowings							                              	2,742,769
								                                         -------------
Balance at September 30, 1995					              	$		4,438,741
								                                         =============

As of September 30, 1995, 1994, and 1993, the Bank was servicing loans for others aggregating approximately $7,346,000, $3,205,000, and $4,779,000, respectively.


(4)  PREMESIS AND EQUIPMENT
Premises and equipment at September 30 are summarized as follows:

                                                			1995               	1994
                                            ---------------        -----------
Land		                                      $   	730,464              	711,956
Buildings and improvements			                  2,083,675            	2,239,907
Building under capital lease			                  372,902	              372,902
Furniture, equipment, and automobiles			       2,185,636            	2,141,683
                                             ------------          -----------
		                                            	5,372,677	            5,466,448

Less accumulated depreciation
 and amortization			                           1,984,470	            1,670,679
				                                         -----------             ---------
Premises and equipment, net                 	$	3,388,207            	3,795,769
                                               ========              =========

(5)  ACCRUED INTEREST RECEIVABLE
Accrued interest receivable at September 30 is summarized as follows:

                                              		1995	               1994
                                            ------------        ------------
Loans                                         	690,731            	705,604
Investment securities                          	53,331             	31,062
Mortgage-backed securities                      	7,046             	14,551
                                             ----------          ----------
                                               751,108	            751,217
                                             ==========          ==========

(6) INVESTMENTS REQUIRED BY LAW
Investment in stock of a Federal Home Loan Bank is carried at cost and is required of those institutions who utilize its services. No ready market exists for the stock, and it has no quoted market value.

(7)  DEPOSITS
Deposits are summarized at September 30 as follows:

                                                 						1995			         	1994
							                                   -------------------    ---------------
	                                                    Weighted			      	        Weighted
                                   						Balance  	Average Rate		  Balance	 	Average Rate
                                       ---------- -------------   ---------- ------------
Negotiable orders of withdrawal					$	16,208,479		    2.41%		     18,879,802		  2.31%
Money market deposit accounts					    	2,344,735    		2.78%      		4,105,715		  2.48%
Savings deposits					                 	4,713,420    		2.45%	      	6,121,921		  2.38%
Time deposits:
	Six-month money market certificates 		3,558,025    		3.45%		      5,578,481		  2.87%
 Certificates greater than
  six months	                         67,172,895	    	6.17%		     57,502,072 	  5.44%
 Jumbo certificates					             	12,530,135	    	5.34%	     	11,219,464		  4.71%
                                     -----------     ------      -----------   -------
                                					106,527,689	    	5.14%		    103,407,455		  4.45%
			 			  			                         ===========     ======      ===========   ======

Interest expense on deposits is summarized as follows:

                                          1995  		        1994	   	      1993
                                     --------------  --------------  -----------
Negotiable orders of withdrawal					$   	329,557	       	335,806	      	411,676
Money market deposit accounts					       	86,840		       113,324      		165,569
Savings deposits						                   132,734       		138,543		      166,608
Time deposits:
 Six-month money market certificates					186,451	       	171,095      		253,557
	Certificates greater than six months		3,928,004 	     3,194,256    		3,247,755
	Jumbo certificates		                				710,217       		556,200		      721,765
                                       ---------       ---------      ----------
					                                 	5,373,803     		4,509,224    		4,966,930
Less:
 Early withdrawal penalties					         	28,350        		23,077		       23,854
                                       ---------       ---------      ---------
                                					$	5,345,453     		4,486,147     	4,943,076
									                             ==========       =========      =========


Eligible deposit accounts are insured up to $100,000 by the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation (FDIC).

Legislation is currently being proposed in the United States Congress, which among other things, would require members of the Savings Association Insurance Fund (SAIF) to pay a special assessment to recapitalize the fund and thereafter merge the SAIF into the Bank Insurance Fund (BIF). While negotiation of specific provisions of the proposed legislation is ongoing between the House and the Senate
Banking Committees, it is anticipated that the SAIF recapitalization will occur in early 1996. Under the proposed legislation, SAIF members will pay the special assessment to recapitalize their fund based on their insured deposits held on March 31, 1995. The amount of the assessment is to be determined by the Federal Deposit Insurance Corporation and is expected to be approximately 85 basis points per $100 of SAIF insured deposits. Based on the proposed legislation and the Company's level of insured deposits held on March 31, 1995, the Company anticipates a charge against earnings of approximately
$953,000 for the special assessment. Such charge will be recorded as determined by the final legislation.

At September 30, 1995 the rates on deposits were as follows:

    Negotiable order of withdrawal	            2.5   	%
    Money market deposit account              	2.8
    Savings account			                         2.6
    Time deposits	                        		2.75-9.0

Accrued interest payable on all deposits at September 30, 1995 and 1994 was $527,338 and $371,928, respectively, and is included in accrued expenses and other liabilities in the accompanying consolidated financial statements.

As of September 30, 1995, and 1994, the Bank had no brokered deposits.

The amount and maturities of all time deposits at September 30, 1995 are as follows:

Year ending
September 30,                    Amount
----------------------        -------------
1996                          $ 45,124,810
1997                            20,022,547
1998                             9,696,581
1999                             6,929,930
2000                             1,467,459
After 2000                          19,728
                             ------------------
                              $ 83,261,055
                                ==========



 (8)  FEDERAL HOME LOAN BANK ADVANCES
Advances from the Federal Home Loan Bank at September 30 are summarized as follows:

Due during
year ending             Interest
September 30,             Rates                         1995            1994
--------------------  ---------------------        ---------------  -----------
1995                 4.78% to 6.25%                $     --          5,300,000
1996                 4.98% to 8.55%                  4,448,000       4,948,000
1997                 4.93% to 8.45%                  4,000,000       3,500,000
1998                 5.43% to 7.27%                  2,000,000       1,500,000
1999                      6.76%                      1,000,000       1,000,000
2002                      7.90%                        500,000         500,000
                                                ---------------     ------------
                                                   $11,948,000      16,748,000
                                                ===============     ===========

The weighted average interest rate on Federal Home Loan Bank advances was 7.10% and 6.58% at September 30, 1995 and 1994, respectively.

The Bank has the ability to borrow additional funds from the Federal Home Loan Bank. The advances and any future borrowings are collateralized by certain qualifying real estate loans under a security agreement with the Federal Home Loan Bank. Additionally, all stock of the Federal Home Loan Bank is pledged as collateral for the advances.

(9)  OTHER BORROWED MONEY
The Company has a $1.0 million revolving line of credit with a financial institution expiring in May 1998 at an interest rate of prime plus one-half percent. The Company has pledged the outstanding stock of the Bank as collateral for the line of credit. At September 30, 1995 and 1994, $192,000 and $240,000, respectively, were outstanding.

On September 14, 1994 the Company sold securities under an agreement to repurchase the same securities. The securities sold were FNMA and FHLB floating rate notes which were carried at a book value of $1,055,000 and a market value of $1,007,250, plus approximately $7,200 of accrued interest receivable at September 30, 1994. The agreement, which was for $1 million at a rate of 6%, matured and was settled on October 28, 1994. At no point during the agreement did the Company relinquish any control of the underlying securities.

 (10)  INTANGIBLE ASSETS
Intangible assets at September 30 are summarized as follows:

                                                   1995                1994
                                            ------------------  ---------------
Customer deposit base                         $  1,964,909          2,131,902
Cost in excess of net
   assets acquired                                 615,847            668,581
                                             -----------------    -------------
                                                 2,580,756          2,800,483

Less accumulated
    amortization                                 1,172,488          1,119,773
                                              -----------------   -------------
                                              $  1,408,268          1,680,710
                                              =================   =============

In fiscal year 1988, the Company acquired eight branches of another financial institution. The acquisition was accounted for using the purchase method of accounting and resulted in cost (fair value of liabilities assumed) in excess of tangible net assets acquired of $3,435,970, of which $2,614,708 has been allocated to the customer
deposit base and $821,262 to cost in excess of assets acquired.    Such
amounts are being amortized on a straight-line method over the estimated life (19 years) of the customer deposit base acquired. Four of the previously eight acquired branches have been sold, three in 1991 and one in 1995. Accordingly, the unamortized intangible assets associated with the sold branches were expensed upon sale.

 (11)  STOCKHOLDER'S EQUITY AND REGULATORY MATTERS
The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting and operations.

The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with its primary Federal regulator, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by its primary Federal regulator or by the Federal Deposit Insurance Corporation, including requirements to raise additional capital, sell assets, or sell the entire institution. Once an institution becomes "critically undercapitalized," it must generally be placed in receivership or conservatorship within 90 days.

To be considered "well capitalized," an institution must generally have a leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less.

While the Office of Thrift Supervision (OTS) and the Financial
Institutions Reform Recovery and Enforcement Act of 1989 (FIRREA) minimum capital requirements were not changed by FDICIA, an OTS regulated thrift rating will be determined using thresholds associated with the above capital categories. OTS minimum capital requirements are 1.5% tangible capital, 3% core capital, and 8% risk-based capital. Therefore, an OTS-regulated thrift could meet all three of its OTS minimum capital requirements yet still be "undercapitalized" for purposes of prompt corrective action under FDICIA.

At September 30, 1995, the Bank was in compliance with all such capital requirements. The following table summarizes the regulatory capital requirements and the Bank's regulatory capital at September 30, 1995.

                                                         Minimum required
                                                        regulatory capital
                      Regulatory Capital                 under FIRREA
                   ----------------------          ------------------------
                                    % of                              %of
                     Amount        assets           Amount           assets
                   -----------     ------          ----------     -----------
Tangible           $ 9,902,000      7.54%          1,991,000          1.50%
Core                11,310,000      8.52%          3,982,000          3.00%
Risk-based          12,314,000     11.66%          8,452,000          8.00%


At September 30, 1995, the Bank's tangible, core, and risk-based regulatory capital exceeded the minimum required regulatory capital under FIRREA by $7,911,000 (unaudited), $7,328,000 (unaudited) and $3,862,000 (unaudited), respectively; furthermore, the Bank was categorized as "well capitalized" under the aforementioned FDICIA requirements.

A reconciliation of stockholder's equity of the Bank as disclosed in note 18 to regulatory capital amounts at September 30, 1995 follows:

                                         Tangible      Core        Risk-based
                                       -----------   ----------    -----------
                                                    (unaudited)
Stockholders' equity
 as reported in Note 18                $11,310,000   11,310,000    11,310,000
Less qualifying intangible assets       (1,408,000)      --           --
Plus general loan loss reserves             --           --         1,004,000
                                        ----------   ----------    ----------
                                       $ 9,902,000   11,310,000    12,314,000
                                         =========   ==========    ==========

Effective October 19, 1992, the Bank entered into a supervisory agreement with the OTS. The agreement requires the Bank to submit to the OTS a written plan to improve the Bank's record of compliance with applicable federal consumer protection laws and regulations.

(12)  INCOME TAXES
As discussed in note 1(g), the Company adopted Statement 109 as of October 1, 1992. The cumulative effect of this change in accounting for income taxes of $216,000 has been determined as of October 1, 1992 and reported separately in the statement of operations for the year ended September 30, 1993.

The components of income tax expense attributable to income from continuing operations are as follows:

                                       1995     		1994		   1993
                                    ---------- --------- --------
Federal:  Current                			$	742,356		 493,666		 390,000
         Deferred                  				29,959  		31,173	  	10,000
                                     --------   -------   -------
                                  				772,315	 	524,839  	400,000
State:    Current				                    -		       -	     	35,000
                                     --------   -------   -------
                                 			$	772,315	 	524,839	 	435,000
                                     ========   =======   =======

The difference between the actual total provision for income taxes and income taxes computed at the Federal statutory rate of 34% is as follows:



						                                             1995		     1994		      1993
                                               ---------    --------  ---------
Computed "expected" tax expense 				          	$	696,797		   539,585		  373,114
Increase (Decrease) resulting from:
 Amortization of intangibles 					               	10,574		    10,574		     -
 Tax exempt income						                          (8,298)		   (8,182)      -
 State taxes, net of Federal income tax benefit			   -	 	       -	      	23,100
 Purchase adjustments, net						                     -  		      -		      30,174
 Other, net	                                 					73,242	   	(17,138)	   	8,612
                                               ---------    --------    -------
                                          					$	772,315	   	524,839	  	435,000
									                                      =========     ========   =======


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 30, 1995 and 1994 are presented below:

                                               				1995		           1994
                                                 ---------         -------
Deferred tax assets:
 Allowance for loan losses			                    $	315,000	       	313,358
 Deferred loan fees                             				22,586        		76,354
                                                   -------         --------
  Total gross deferred tax assets		              		337,586       		389,712
  Less valuation allowance	                        			-	             	-
						                                             -------         --------
  Net deferred tax assets				                      337,586	        389,712
						                                             -------         --------
Deferred tax liabilities:
 Depreciation			                                  	146,319	       	168,486
 FHLB stock dividends				                          240,379	       	240,379
						                                             -------         -------
  Total deferred tax liabilities		               		386,698       		408,865

  Net deferred tax liabilities			                $	(49,112)       	(19,153)
                                                 ==========        =======

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making the assessment.

Under the Internal Revenue Code ("Code") the Company is allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Code permit the Company to deduct from taxable income an allowance for bad debts based on the greater of a percentage of taxable income before such deductions or actual loss experience. Retained earnings at September 30, 1995 include approximately $265,000 for which no deferred Federal income tax liability has been recognized. The amounts represent an allocation of income for bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carry back of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate.

(13)  LEASES
On September 28, 1987, the Bank entered into a sale-leaseback of one of its branches. The facility has been capitalized and the related obligation is recorded in other liabilities in the accompanying financial statements based on the present value of future minimum lease payments. The lease term expires August 28, 2007.

The present value of future minimum capital lease payments as of September 30, 1995, are:

Year ending
September 30,
----------------------
1996                                                     $  39,348
1997                                                        39,348
1998                                                        39,348
1999                                                        39,348
2000                                                        39,348
2001 and later years                                       275,436
                                                        ------------
Total minimum lease payments                               472,196
Less amount representing
   interest at 10%                                         197,801
                                                        ------------
Present value of future minimum
 capital lease payments                                  $ 274,375
                                                         ==========


The Bank also leases various office equipment under operating leases expiring through 1998. Rental expense for these operating leases approximated $16,000, $22,000, and $40,000, for the years ended
September 30, 1995, 1994, and 1993, respectively.

(14) SALE OF BRANCH
Effective September 22, 1995, the Bank completed the sale of its Alma branch, which had deposits of $6,660,144, loans receivable of $3,247,943, and net premises and equipment of $270,163. This transaction resulted in a gain of $122,043 which is reported separately in the accompanying consolidated statement of operations.

(15) EMPLOYEE BENEFIT PLANS
Effective October 1, 1992, the Company adopted a 401(k) Profit Sharing Plan, (the Plan) which covers substantially all of its employees. The Company matches 50% of employee contributions to the Plan, up to 3% of an employee's salary. The Company contributed $28,852, $30,517, and $30,106 to the Plan in 1995, 1994,
and 1993, respectively.

Effective September 30, 1995, the Company adopted an Employee
Stock Purchase Plan which covers substantially all of its employees. The Company buys its stock in the open market for the employees.
Employees pay 85% of the price at which the Company buys the stock.

(16)  STOCK OPTION PLAN
The Company has a nonqualified Stock Option Plan (the Option Plan).
The numbers of shares of stock subject to the Option Plan is 232,849.
The shares will be available for future issuance upon the exercise of stock options to be granted to officers and key employees of the Company under the Option Plan. The following is a summary of activity in the Stock Option Plan for the periods indicated.
Such amounts have been adjusted to reflect a 50% stock dividend effectively accounted for as a 3 for 2 stock split declared in fiscal 1994.

	                                                 		1995	    	1994	     	1993
                                               -----------  --------  ---------
Options outstanding at beginning of period     $			102,849 		110,349 		110,349
Options granted			                                 130,000      -      	80,349
Options canceled			                                   -	  	     -	    	(80,349)
Options exercised	                             		     -	     	(7,500)    	-
							                                           ---------  --------  --------
Options outstanding at end of period           $			232,849  		102,849		110,349
							                                           =========  ========  =======
Option prices per share:
 Options granted during period                $6.50-7.15		     - 	     	$3.67
 Options canceled			                               - 		        -      		$4.67
 Options exercised			                              -       		$3.67	      	-
 Options outstanding at end of period         $2.17-7.15		$2.17-3.67		$2.17-3.67

At September 30, 1995, 132,849 of the options can be exercised.

(17)  NET INCOME PER SHARE
Net income per share is based on weighted average shares and share equivalents of 1,362,596, 1,364,911, and 1,319,141 during the years ended September 30, 1995, 1994 and 1993, respectively. The dilutive effect of stock options has been considered in the computation of equivalent shares and is included from the respective dates of grant. Net income per share and weighted average shares and equivalent shares outstanding have been retroactively restated to reflect the 50% stock dividend effectively accounted for as a 3 for 2 stock split that occurred during fiscal 1994.

(18)  CONDENSED FINANCIAL INFORMATION OF FIRST GEORGIA HOLDING, INC.
      (PARENT ONLY)
First Georgia Holding, Inc., was organized December 16, 1987. The following represents parent company only condensed financial information.

                                                    							September 30,
			                                                 ----------------------------
CONDENSED BALANCE SHEETS				 		                      	  1995	           1994
		                                                  ------------  -------------

Assets

Cash			                                         $      	7,486	         	27,616
Investment in subsidiary (note 11)					          		11,309,500		     10,219,605
                                                   ----------       ----------
Total assets						                              $ 	11,316,986		     10,247,221
									                                          ==========       ===========

Liabilities and Stockholders' Equity

Liabilities
Accounts payable						                           $    	  -              79,725
Other borrowed money (note 9)						                	  192,000		        240,000
Stockholders' Equity
 Common stock						                                	1,326,641      		1,326,641
 Additional paid-in-capital						                  	5,786,164		      5,786,164
 Retained earnings						                           	4,012,181		      2,814,691
									                                           ---------       ----------
Total liabilities and stockholders' equity				 	 $	11,316,986		     10,247,221
									                                          ==========       ==========



		                                                      					Years ended
                                                             September 30,
                                              ----------------------------------
CONDENSED STATEMENT OF OPERATIONS 				        		1995		      1994		       1993
									                                     ----------- ----------- ----------
Dividends from bank subsidiary					           	$	215,000		   84,000      43,972

Expenses						                                  	(27,807)		 (25,249)		  (11,800)
                                               ---------    -------      ------
Income before equity in undistributed income
 of bank subsidiary						                       	187,193   		58,751    		32,172

Equity in undistributed income of bank
 subsidiary			                             				1,089,895		1,003,426	   	846,221
									                                      ---------  ----------    -------
Net income 						                            $	1,277,088		1,062,177	   	878,393
									                                      =========  ==========    =======

(18)  CONDENSED FINANCIAL INFORMATION OF FIRST GEORGIA HOLDING, INC.
      (PARENT ONLY)

CONDENSED STATEMENT OF CASH FLOWS



Cash flows from operating activities:
Net income  						                               $	1,277,088		 1,062,177	   878,393
 Adjustments to reconcile net income to net
  cash	provided by operating activities:
  Equity in undistributed income of
   bank subsidiary			                         				(1,089,895)	(1,003,426)  (846,221)
 (Decrease) Increase in accounts payable				      			(79,725)   		62,925		   11,800
									                                         ----------  -----------  --------
Net cash provided by operating activities			      			107,468		   121,676   	 43,972
									                                         ----------  -----------  --------
Cash flows used in investing activities-investment
 in bank subsidiary							                              -		         -		    (200,000)
									                                         ----------  -----------  ---------

Cash flows from financing activities:
	Dividends paid on common stock					               		(79,598)	   (61,560)	  (43,972)
 Net proceeds from exercise of stock options				     			-		       27,500		     -
 Repayments of other borrowed money					           		(48,000)  		(60,000)	 	   -
 Proceeds from other borrowed money					      		        -		         -   		  200,000
									                                         -----------    --------  ---------
Cash flows (used in) provided by
 financing activities			                        				(127,598) 		 (94,060)  	156,028
									                                         -----------   --------- ---------

(Decrease) Increase in cash and cash equivalents			 	(20,130)   		27,616		     -
Cash and cash equivalents at beginning of  year							27,616		      -	 	       -
									                                         -----------   --------  ---------
Cash and cash equivalents at end of  year				     $   	7,486	    	27,616		     -
									                                         ===========   ========  =========


The primary source of funds available to the parent company to pay shareholder dividends and other expenses is dividends from its subsidiary bank. Regulatory agencies impose restrictions on the amounts of dividends that may be declared by the subsidiary bank and requires maintenance of minimum capital amounts (see note 11). The amount of cash dividends available from the subsidiary bank for payment in 1996, upon regulatory approval, is approximately $3,862,000. As a result, at September 30, 1995, approximately $7,448,000 of the parent company's investment in the Bank was restricted as to dividend payments from the Bank to the parent company under the foregoing regulatory limitations.

 (19)  COMMITMENTS AND CONTINGENCIES
The Bank is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Bank's financial position.

The Board of Directors and Stockholders
First Georgia Holding, Inc.
Brunswick, Georgia

We have audited the accompanying consolidated balance sheets of First Georgia Holding, Inc.
and subsidiary as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September
30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Georgia Holding, Inc. and subsidiary at September 30, 1995 and 1994, and the results of their operations and their cash flow for each of the years in the three-year period ended September 30, 1995, in conformity with generally accepted accounting principles.






							                                               KPMG PEAT MARWICK LLP
                                          							     KPMG Peat Marwick LLP
Atlanta, Georgia
November 3, 1995

SELECTED CONSOLIDATED	FINANCIAL AND OTHER DATA
FIRST GEORGIA HOLDING, INC. AND SUBSIDIARY

Selected consolidated financial data is presented below as of and for
each of the years in the five-year period	ended September 30, 1995.

					                         (Dollars in thousands, except per share data)
	                                         			 		 September 30,
                        ------------------------------------------------------
                       				1995	      1994        	1993       	1992	       1991
                        ---------  ---------   ----------   ---------  ---------
BALANCE SHEET DATA:
Total assets			         $	132,742	   133,870     	133,105    	139,587    144,806
Loans receivable, net			$	110,432	   113,579     	113,420    	118,084   	122,680
Total investments    			$  	9,181     	7,511       	7,070      	7,001     	8,526
Deposits             			$	106,528	   103,407     	106,736	    115,739	   125,024
Borrowings			           $ 	12,140	    17,988	      15,748	     13,898     	9,948
Stockholders' equity			 $	 11,125	     9,927	       8,899      	8,065	     7,448
Book value per share			 $	   8.39	      7.48	        6.75       	6.11	      5.65
Number of shares
 outstanding				        1,326,641 	1,326,641    1,319,141	  1,319,141	 1,319,141


			 	                                            Year Ended
                                          		 	 	September 30,
                               ------------------------------------------------
                              				1995     	1994     	1993     	1992     	1991
                               --------    ------   -------   -------  --------
INCOME STATEMENT DATA:
Interest income			             $	11,626	   10,213	   10,807	   12,008  	15,214
Interest expense				              6,407	    5,544	    6,039    	7,318	  10,829
                               ---------  -------   --------  -------- -------
Net interest income				           5,219	    4,669    	4,768    	4,690   	4,385
Provision for loan losses				       214       	39      	171      	300   	1,216
Other income                  				1,268    	1,145	    1,051    	1,308   	1,319
Other expense			                 	4,224    	4,188	    4,551    	4,706   	5,985
								                        --------  --------  -------  --------  -------
Income (loss) before
 income taxes	and cumulative
 effect of a change	in
 acounting principle          				2,049    	1,587	    1,097      	992	  (1,497)

Income tax expense (benefit)			    	772	      525      	435      	375	    (275)
								                       ---------  --------  --------  --------  -------
Income (loss) before
 cumulative	effect of a
 change in accounting
 principle		                    		1,277	    1,062	      662	      617  	(1,222)

Cumulative effect of a change
 in accounting principle				        -        	-        	216	       -	      -
								                       --------   --------   --------  -------  -------
Net income (loss)			            $	1,277	    1,062      	878      	617	  (1,222)
		                             ========  =========   ========  =======  ======
Income (loss) per share before
 cumulative effect of a change
 in accounting principle			     $	 0.94	     0.78     	0.50	     0.47   	(0.93)

Cumulative effect of a change
in accounting principle		            - 	       -	      0.17       	-	       -
								                        -------     ------    ------    ------   ------
Net income (loss) per share			  $ 	0.94     	0.78     	0.67	     0.47   	(0.93)
								                        =======     ======    ======    ======  =======

                                                  				At or For
                                                			 	Year Ended
                                              	 		 	September 30,
                                      ---------------------------------------
				                                   1995   	1994   	1993   	1992	  1991
                                      ------  -----  -------  ----- -------
Other Data:
Net income to average assets       				0.95%	  0.79%  	0.64%	  0.43%	   (.74%)
Net income to average equity				      11.88%	 11.04% 	10.36%	  7.96%  (15.17%)
Average equity to average assets				   8.01%  	7.41%	  6.53%	  5.66%	   4.52%
Number of full-service offices				        6	      7      	7	      7	       7

GENERAL
First Georgia Holding, Inc. (the Company) was organized in 1987 to acquire the outstanding common stock of First Georgia Bank, F.S.B.
(the Bank or First Georgia). On April 30, 1988, the Company became the sole shareholder of the Bank and issued its stock to the former Bank shareholders. Management's Discussion and Analysis which follows, relates primarily to the Bank since the Company has not had material operations since it was organized.

First Georgia's net income depends on (a) its net interest income, which is the difference between its interest income from loans and investments and its interest expense on deposits and borrowings, (b) its non-interest income, which consists principally of fee income generated by First Georgia's retail banking operations, and (c) its non-interest expenses, such as employee salaries and benefits. Interest income on loans and investments (yield) is a function of the average balances outstanding during the period and the average rates earned. Interest expense (cost of funds) is a function of the average amount of deposits and borrowings outstanding during the period and average rates paid on such deposits and borrowings. Retail banking fee income, consisting mainly of recurring fees collected for deposit-related services rendered by the Bank, varies with the volume of the Bank's retail banking business. Non-interest expenses vary primarily with the number of employees, expansion of facilities and inflation.

Capital Resources
The following is a reconciliation at September 30, 1995 of the Bank's equity capital under generally accepted accounting principles to regulatory capital.

First Georgia Bank
  Stockholder's equity                       $ 11,310,000
Less:
  Intangible assets                             1,408,000
                                             ---------------
TANGIBLE CAPITAL                                9,902,000
                                             ---------------
Plus:
  Qualifying intangible assets                  1,408,000
                                             ---------------
CORE CAPITAL                                   11,310,000
                                             ---------------
Plus:
General allowance for loan losses               1,004,000
                                              --------------
RISK-BASED CAPITAL                          $  12,314,000
                                            ================

Current regulations require savings institutions to have minimum regulatory tangible capital equal to 1.5% of adjusted assets, minimum core capital to adjusted assets of 4% (the leverage ratio), and risk-based capital to risk-adjusted assets of 8.0%. The minimum core capital or leverage ratio also may be increased by the Office of Thrift Supervision (the OTS) based on its assessment of the institution's risk management systems and the level of overall risk in the individual institution. At September 30, 1995, the Bank was in compliance with its minimum capital requirements.

The Bank's regulatory capital and the required minimum amounts, at September 30, 1995, are summarized on the next page.


                             					Bank 			     	Required 			      Excess
                           					Capital 		  	Minimum Amount				(Deficiency)
	                           -------------  -----------------  -------------
					                       %		     $		        %      		$		       %		      $
	 					                   -----  ---------   ----- ----------			----- ----------
TANGIBLE CAPITAL       			7.54 		9,902,000		 1.50 		1,991,000	  6.04  	7,911,000
CORE CAPITAL           			8.52		11,310,000	 	4.00 		3,982,000	 	4.52		 7,328,000
RISK-BASED CAPITAL    			11.66	 12,314,000	 	8.00	 	8,452,000	 	3.66		 3,862,000



As of September 30, 1995, the Bank exceeded all the required minimum capital amounts as demonstrated by the chart above. The Bank had strong earnings during the year which helped to strengthen its capital position. The Company secured a line of credit from another financial institution for an amount not to exceed 1.0 million dollars. At September 30, 1995 the Company had $192,000 outstanding on that line at prime plus one-half percent, which it used to purchase two additional shares of stock from the Bank in prior years. The Company secured this line of credit with all the outstanding stock of the Bank.

The Federal Deposit Insurance Corporation Improvement Act (FDICIA) requires the Federal banking agencies to take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. In addition to the ratios described above, FDICIA introduced an additional capital measurement, the Tier 1 risk-based capital ratio. The Tier 1 ratio is the ratio of Tier 1 or core capital to total risk-adjusted assets. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The five capital tiers established by FDICIA and the regulator's minimum requirements for each are summarized below.

                           Total Risk-Based 				Tier 1 Risk-Based     Leverage
                            Capital Ratio 			     	Capital Ratio				   Ratio
	                        -----------------     -----------------   ----------


Well capitalized .  .  . 				10% or above			        6% or above				 5 % or above
Adequately capitalized .  .  	8% or above        			4% or above			 	4 % or above
Undercapitalized .  .  .  .  Less than 8% 			      Less than 4% 		 	Less than 4%
Significantly
 undercapitalized .  .  .  .	Less than 6%       			Less than 3%			 	Less than 3%
Critically
undercapitalized .  .  .  .  .  	--			                 --				       2% or less




An institution may be deemed to be in a capitalization category lower than is indicated by its capital position based on safety and soundness considerations other than capital levels.

At September 30, 1995, the Bank's total risk-based ratio, tier 1 risk-based ratio and leverage ratio were 11.66%, 10.71%, and 8.52%, respectively, placing the Bank in the well capitalized category under FDICIA for each ratio.

LIQUIDITY
First Georgia has traditionally maintained levels of liquidity in excess of levels required by regulatory authorities. As a member of the Federal Home Loan Bank system, the Bank is required to maintain a daily average balance of cash and eligible liquidity investments in an amount equal to a monthly average of 5% of withdrawable savings and short term borrowings. The Bank's liquidity level was 13.49% and 7.34% at September 30, 1995 and 1994, respectively.

The Bank's operational needs, demand for loan disbursements and savings withdrawals can be met by loan principal and interest payments, new deposits and excess liquid assets. While significant loan demand, deposit withdrawal, increased delinquencies and increased foreclosed properties could alter this condition, the Bank has sufficient borrowing capacity through Federal Home Loan Bank advances and other short term borrowings to manage such an occurrence. Management does not foresee any liquidity problems for 1996.

ASSET/LIABILITY MANAGEMENT
First Georgia has implemented a program of asset/liability management to limit the Bank's vulnerability to material and prolonged increases in interest rates (interest rate risk). The principal determinant of the exposure of the Bank's earnings to interest rate risk is the difference in the time between interest rate adjustments or maturities on interest-earning assets and interest rate adjustments or maturities of interest-bearing liabilities. If the maturities of the Bank's assets and liabilities were perfectly matched and if the interest rates earned on its assets and paid on its liabilities moved concurrently, which is not the case, the impact on net interest income of rapid increases or decreases in interest rates would be minimized. The Bank's asset/liability management policy seeks to increase the adjustability of the interest rates earned on its assets and paid on its liabilities and to match the maturities of its interest-earning assets and interest-bearing liabilities so that the Bank will be able to restructure and reprice its asset portfolio in a relatively short period to correspond to changes in its cost and flow of funds. The Bank's policy also seeks to encourage the flow of deposits into longer term certificates during periods of lower interest rates and to emphasize shorter term accounts during periods of high rates. During fiscal 1995, the Bank actively managed its interest rate risk by limiting its lending to short-term fixed rate balloon notes or adjustable rate loans and lengthening the maturity on its deposits.

It is a policy of First Georgia not to originate for its own portfolio any long term mortgage loans. This allows First Georgia to better match the maturities of its assets and liabilities, thereby limiting interest rate risk. Similarly, the Bank emphasizes the origination of commercial real estate loans, construction loans, consumer loans and commercial loans with either adjustable rates or short maturities.

The interest rate sensitivity of the Bank's assets and liabilities provides an indication of the extent to which the Bank's net interest income may be affected by interest rate movements. The concept of interest rate sensitivity recognizes that certain assets and liabilities have interest rates that are subject to change prior to maturity. One method of measuring the impact of interest rate changes on net interest income is to measure, in a number of time frames, the interest sensitivity gap by subtracting interest rate sensitive liabilities from interest rate sensitive assets. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.
Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income, while conversely during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would negatively affect net interest income. To the extent that the gaps are close to zero, net interest income can be considered to be relatively immune from interest rate movements. The following table sets forth the Bank's interest-earning assets and interest-bearing liabilities at September 30, 1995. The information presented, however, may not be indicative of actual future trends of net interest income in rising or declining interest rate environments.

                                        								(in thousands)
                     			             Over One    Over Five    Over Ten    	Over
              			       One Year      Through     Through  	  Through  	  Twenty
              				       or Less		   Five Years		Ten Years		 Twenty Years		Years
                       ----------    ----------  ---------   ------------ ------
INTEREST-EARNING
ASSETS (IEA'S):

Taxable investments			   $	6,568		         100	     	-           		-		     2,513
Interest earning deposits 	2,352	        	-		        -		           -		      -
Loans	                 			77,707		      29,607		    1,371	       	3,164	  	2,555
                         --------      -------    --------      -------- -------
 Total	                			86,627      		29,707	    	1,371	       	3,164	  	5,068
			                      --------      -------    --------      --------  ------

INTEREST-BEARING
LIABILITIES (IBL'S):

Savings deposits				       4,713	        	-	        	 -		          -		      -
Other time deposits	   			45,922      		37,326	         	13		      -		      -
Demand deposits	       			13,914		        -	         	-	          	-		      -
Debt		                   		4,640		       7,000		       500	       	-	      	-
                        --------       -------       -------     ------   ------
 Total				                69,189      		44,326	       	513		       -		      -
			                     --------       -------       ------      ------   ------

Interest
 sensitivity gap		     	$	17,438	     	(14,619)		      858		      3,164	  	5,068
                       =========      =========    ========     ========  ======
Cumulative gap			       $	17,438	       	2,819	     	3,677	      	6,841 		11,909
									              =========      =========    =======      ========  ======

Ratio of IEA's to IBL's				 1.25		        0.67       	2.67	   	     -		     -
                        ========      ========     =======      =======   ======
Cumulative ratio of
 IEA's to IBL's		         		1.25	        	1.02	      	1.03	       	1.06  	 	1.10
			                     ========      ========     =======      =======   ======

COMPARISON OF YEARS ENDED SEPTEMBER 30, 1995 AND 1994

                           					Results of Operations
----------------------------------------------------------------

GENERAL
First Georgia Holding, Inc. reported Net Income of $1,277,088 in 1995, an increase of $214,911, or 20.23%. This increase in Net Income came as a result of several factors. First, the Net Interest Income after Provision for Loan Losses increased a total of $374,382. Other Income also increased slightly by a total of $70,797. Other expenses decreased slightly by a total of $17,208. All these coming together had a strong positive effect on the Company's Net Income.

INTEREST INCOME
Total Interest Income increased $1,413,140 for the year, or 13.84%.
The major portion of the rise in Interest Income was in loans where Total Interest Income from Loans increased $1,157,386 or 11.91%. While
Average Loans remained virtually unchanged from the previous year, the yields earned on the various loans increased. Mortgage-backed Securities Interest Income decreased again principally because of fewer mortgage-backed securities held by the Bank. Investment Securities Income increased substantially by a total of $157,671 or 49.36% because of shifting of excess funds to investments in government agencies. These investments, however, carry a variable rate of interest that will tend to move slower than other rates. Management feels that such investments are prudent because they tend to protect the Bank from wide interest rate swings. Other Interest Income increased significantly, by $105,770 or 74.57% for the year. The Bank held a large amount of cash in its Federal Home Loan Bank Overnight Account for the funding of the sale of the Alma branch. This large balance, over six million dollars near the end of the year, generated a substantial amount of interest income.

INTEREST EXPENS
Total Interest Expense increased $863,616, or 15.58% for the year. The increase is attributable to an increase in average deposits of over a million dollars and an increase in the weighted average rate paid on deposits from 4.22% in 1994 to 4.80% in 1995. Increased competition for deposits in the area contributed to the higher interest rates the Bank was willing to pay depositors. Interest Expense on Borrowings rose a modest $4,310 or 0.41%. These borrowings were in the form of advances from the Federal Home Loan Bank.

YIELDS EARNED AND RATES PAID
Net interest income is affected by (a) the difference between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities (interest rate spread) and (b) the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Savings institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest- earning assets. The following table sets forth information with respect to weighted average contractual yields on loans, yields on investments and the cost of funds on deposits and borrowings for and as of the end of the periods indicated.

		                                            Year Ended      						   At
					                                        September 30,      			September 30,
                                      -------------------------   --------------
							                                     (in percentages)
                                					     1995     1994    1993         		  1995
									                                -----    -----   -----            -----
Weighted average yield on:
 Loans		                               			9.31	   	8.71	  	8.84	            9.96
 Taxable investment securities					       5.27	   	3.76		  4.28	           	5.35
 Interest earning deposits in
  other banks				                        	7.00	   	3.50		  3.39		           5.70
 Total weighted average yield on
   all interest-earning assets					       9.06	   	8.26		  8.52		           9.69
									                                -----    -----   -----            -----

Weighted average rate paid on:
 Deposits	                            				4.80   		4.22	  	4.47           		5.14
 Short term debt                     					5.90	   	3.25  		4.02		           6.62
 Long term debt                      					6.82	   	6.76  		6.97           		7.12
  Total weighted average rate paid
   on all	interest-bearing liabilities				5.04	   	4.55		  4.76		           5.71


Weighted average interest rate spread
 (spread between weighted average yield
 on all interest-earning assets and rate
 paid on al 	interest-bearing
 liabilities)	                       				4.02	    	3.71	  	3.76          	 	3.98
                                        ======    ======  ======           =====
Net yield on average interest-earning
 assets	(net interest income as a
 percentage of average interest-earning
 assets)				                            	4.04   	 	3.81 	 	3.79	           	 N/A
									                              ======     ======  ======           =====

PROVISION FOR LOAN LOSSES
The provision for loan losses is based on management's evaluation of the risk elements inherent in the loan portfolio. The elements include possible declines in the value of collateral due to changing economic conditions and depreciation over time, size and composition of the loan portfolio, current economic conditions that might affect a borrower's ability to pay, review of specific problem loans, findings and recommendations from regulatory examinations, historical charge-off experience, and levels of non-performing and past due loans.
Management reviews these elements and determines the level of allowance for loan losses needed. The $214,142 provision for loan losses recorded in 1995 represents management's desire to maintain a prudent level of coverage. At September 30, 1995, the Bank believes its allowance for loan losses is adequate to provide for future losses. Table 1 sets forth an analysis of non-accruing and past due loans as of September 30, 1993 through 1995 while Table 2 provides an analysis of the allowance for loan losses, showing charge-offs and recoveries by type of loan as well as the addition to the allowance.


Table 1		ANALYSIS OF NON-ACCRUING AND PAST DUE LOANS
                                              			 			As of September 30,
			                                             ------------------------------
                                          						  1995		      1994       1993
                                               ----------   ---------  ---------
Non-accruing Loans (1)
Real estate
 Construction					                          $      -		          -		         -
 First mortgage					                          1,876,110 		 2,375,112	 	2,578,757
 Second mortgage		                           				82,918	     	49,169    		63,602
 Consumer                                 						101,974	    	115,094    		33,721
                                            -----------    ---------   ---------
	 Total non-accruing loans				               	2,061,002	  	2,539,375	 	2,676,080
                                            -----------    ---------   ---------
Past Due Loans (2)
Real estate
 Construction			                                			-	          	-         		-
 First mortgage						                          107,140     		382,868   		894,435
 Second mortgage				                            		-	           	-         		-
 Consumer                                 						21,990	        	-		      150,000
                                            ----------     ---------   ---------
 	Total past due loans					                    129,130     		382,868		 1,044,435
                                            ----------     ---------   ---------
TOTAL NON-ACCRUING AND PAST DUE LOANS     	$	2,190,132		   2,922,243	 	3,720,515
									                                  ===========     =========   =========

Percentage of total loans					                  	1.98%       		2.57%	      3.28%
									                                  ===========     =========    ========

Real estate acquired through foreclosure		 $	  206,334		     240,281	   	626,212
									                                  ===========     =========    ========

Total non-accruing and past due loans
and nonperforming assets.					             $	2,396,466	   	3,162,524	 	4,346,727
									                                  ===========     =========   =========


	-----------------------------------------------------------------------------
(1) Non-accruing loans are loans for which unpaid interest is not recognized in income.



(2) Past due loans are 90 days or more delinquent for which interest is still accruing.

TABLE 2	ANALYSIS OF ALLOWANCE FOR LOAN LOSSES



                                                    	Year Ended September 30,
									                                       --------------------------------
                                        						1995		       1994	        	1993
									                                ------------  -----------  ------------
Beginning balance					                  $  	983,058     		968,784	   	1,040,196
Loans charged-off:
 Real estate construction					                	-		           -		           -
 Real estate mortgage						                 177,417      		26,416		     123,026
 Consumer and other                   						100,696     		111,365		     328,357
                                         -----------  ------------  -----------
Total charge-offs	                      				278,113     		137,781		     451,383

Recoveries:
 Real estate construction				                	 -		           -		         65,000
 Real estate mortgage                  						22,632	      	29,053	       	3,135
 Consumer and other						                    61,850	      	84,002		     140,836
                                        -----------    -----------   ----------
Total recoveries					                        84,482	     	113,055		     208,971
									                               -----------    -----------    ---------

Net charge-offs				                      	 	193,631	      	24,726		     242,412

Provision charged to operations					       	214,142	      	39,000		     171,000
									                              ------------    -----------    ---------

Balance at end of period					           $	1,003,569		     983,058		     968,784
									                              ============    ===========    =========

Ratio of net charge-offs to
average loans outstanding			              			0.17%        		0.02%		       0.18%
									                              ===========     ==========     ==========

Ratio of allowance to total loans					      	0.90%		        0.87%		       0.84%
									                              ===========     ==========     ==========






OTHER INCOME
Other Income increased $70,797, or 5.91% for the year. The gain from the sale of the Alma Branch, totaling $122,043, was the most significant aspect of Other Income. Loan fees were up $28,378 (6.71%). Part of this increase came from the settlement of the sale of servicing rights for certain loans to another institution. Deposit service charges continued to decrease during the year, falling a total of $24,885. The Bank continued its efforts to bank only high quality accounts where non-sufficient fund fees were minimal.

OTHER EXPENSES
Other Expenses decreased $17,208, or 0.41% for the year. This reduction in Other Expenses occurred in several areas. Salaries and employee benefits were down $46,465, or 2.35%. The Bank tried to cut costs here by reassigning the duties of an employee who was leaving to an existing employee rather than hiring a new person. Loss on the Sale of Foreclosed Property was down $34,852, or 65.98% because the Bank was able to keep its foreclosed real estate to a minimum for most of the year. The Bank acquired a substantial amount of Furniture, Fixtures, and Equipment, causing Net Occupancy expense to increase $47,458, or 5.54% for the year. The Bank continued to look for opportunities to reduce its Other Operating Expenses through better management of its people and the use of new technology. The Bank continually examines each phase of its operation for opportunities to reduce expenses. The Company accrued $772,315 in income tax expense for the year based on applicable income tax rates at September 30, 1995.

           			Financial Condition
---------------------------------------

Total Assets of the Company decreased $1,127,633 from September 30,
1994, to September 30, 1995. The Bank as a whole grew enough to absorb the sale of over $3,000,000 in loans and over $6,000,000 in deposits as a result of the Alma branch sale. Interest bearing deposits in other Banks increased $1,635,299 during 1995. An increase in deposits caused these short term investments to be unusually high at September
30, 1995. Because of high cash balances, the Bank bought an additional $1,670,180 in investment securities. The objective is to earn a return on this money while protecting the Bank from adverse interest rate risk. The Real Estate Acquired in Settlement of Loans decreased $33,947, or 14.13%. This continued decrease in Real Estate Owned is representative of Management's commitment to resolve more of its loan problems. Premises and equipment decreased $407,562 (10.74%), due in large part to the sale of $270,163 in premises and equipment at the Alma branch.
	As mentioned previously, total deposits increased $3,120,234, or 3.02%. This increase represents an increase in the local market for deposits, leading to more attractive rates for depositors. The Bank repaid $4,800,000, or 28.66%, in Federal Home Loan Bank Advances due to the increased deposit demand. Other Borrowed Money decreased $1,048,000 from year end to year end due to increased liquidity.


COMPARISON OF YEARS ENDED SEPTEMBER 30, 1994 AND 1993

               					Results of Operations
--------------------------------------------

GENERAL
First Georgia Holding, Inc. reported Net Income of $1,062,177 in 1994, an increase of $183,784, or 21%. This increase in Net Income came as a result of several factors. First, the Net Interest Income after Provision for Loan Losses increased slightly by a total of $33,298. Other Income also increased slightly by a total of $94,427. Other expenses decreased dramatically, or a total of $361,898. All these coming together had a strong positive effect on the Company's Net Income.

INTEREST INCOME
Total Interest Income decreased $594,340 for the year ended
September 30, 1995, or 5.5%. The major portion of the reduction in Interest Income was in the area of loans, where Total Interest Income from Loans decreased $662,017, or 6.4%. Interest on loans decreased for several reasons. First, Average Loans for the year were actually down because of low demand and the Alma branch sale, and loan demand increased only in the fourth quarter. Secondly, even though rates rose during the latter part of the year, the Average Interest Rate earned on the loans dropped because of continued payoffs of higher rate loans during the year. Mortgage-backed Securities Interest Income also decreased again principally because of fewer mortgage-backed securities held by the Bank. Investment Securities Income increased substantially by a total of $175,363 because of shifting of excess funds to such investments. These investments, however, carried a variable rate of interest that tended to move slower than other rates. Management felt that such investments were prudent because they tend to protect the Bank from wide interest rate swings.

INTEREST EXPENS
Total Interest Expense decreased $495, 638, or 8.21% for the year. The decrease was due in part to a continued decrease in the weighted average interest rate paid on deposits from 4.47% in 1993 to 4.22% in 1994. Additionally, the Bank continued to experience some deposit runoff in the first part of the year with investors seeking higher returns for their money. Many of these investors continued to move into mutual and stock funds. Interest Expense on Borrowings decreased $38,709 or 3.5%. These borrowings were in the form of advances from the Federal
Home Loan Bank and the interest expense continued to decrease once again because of lower borrowing rates available to the Bank.

OTHER INCOME
Other Income increased $94,427, or 9.0% for the year. The largest area of increase came from loan fees which were up $145,825. Part of this substantial increase in Other Income came from additional fees received for servicing loans for others. Deposit service charges continued to decrease during the year by a total of $122,915. The Bank experienced continued runoff of deposits and, at the same time, continued its efforts to bank only high quality accounts where non-sufficient fund fees were minimal. The Loss on the Sale of Foreclosed Property increased $8,323 or 18.7%. Other operating Income increased $79,840 in part due to Management's continued attention to enhancing fees for all services rendered.

OTHER EXPENSES
Other Expenses decreased $361,898, or 7.95% for the year. This reduction in Other Expenses occurred in several areas including Data Processing Expense, which was down $34,974, Loss on the Sale of Premises and Equipment which was down $390,402 and Other
Operating Expenses which decreased $113,800. The Bank continued to look for opportunities to reduce its Other Operating Expenses through better management of its people and the use of new technology. The Bank continually examines each phase of its operation for opportunities to reduce expenses. The Company accrued $479,320 in income taxes for the year based on applicable income tax rates at September 30, 1994.

                    			Financial Condition
-------------------------------------------

Total Assets of the Company increased only slightly, or $765,482 from September 30, 1993, to September 30, 1994. While the total changed very little, there were some significant shifts within the various categories of assets. Cash increased $1,205,072 from year to year. Unusual cash letter collections caused this amount to be unusually high at September 30, 1994. The Real Estate Acquired in Settlement of
Loans decreased $385,931, or 61.6%. This continued decrease in Real Estate Owned is representative of Management's commitment to resolve more of its loan problems. Total Deposits decreased $2,845,978, or 2.68%. Once again, the Bank saw some of its deposits moved into more attractive mutual funds and other stock market investments. Federal Home Loan Bank Advances were increased by $1,300,000 or 8.42%. This increase was necessary to help fund the deposit runoff. Other Borrowed Money increased $940,000 from year end to year end, representing the Bank's temporary need for cash to fund both loans and cash letter clearings.


EFFECT OF INFLATION AND CHANGING PRICES
First Georgia's consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Non-interest expenses, however, do reflect general levels of inflation.

SHAREHOLDER INFORMATION
A limited trading market has developed in the Company's common stock which is quoted on the NASDAQ (National Association of Securities Dealers Automated Quotation) National Market System under the symbol "FGHC." Set forth below are the high and low sales prices of the Company's common stock for each full quarterly period since October 1989. Such prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.


Quarterly Period		                       High	        	Low
October 1 - December 31, 1991		         4 		          3 1/4
January 1 - March 31, 1992		            3 3/4		       2 1/4
April 1 - June 30, 1992		               5 1/2       		3 1/2
July 1 - September 30, 1992		           5 1/4       		4 1/2
October 1 - December 31, 1992		         5 5/8       		4 3/4
January 1 - March 31, 1993		            6           		4 3/4
April 1 - June 30, 1993		               6 1/4       		5 1/2
July 1 - September 30, 1993		           7 1/4       		5 1/2
October 1 - December 31, 1993		         8 5/8       		7 3/4
January 1 - March 31, 1994		            9 1/2	       	8 1/4
April 1 - June 30, 1994		               6 3/8		       5 1/2
July 1 - September 30, 1994		           6 1/4       		5 1/2
October 1 - December 31, 1994		         6           		5 1/4
January 1 - March 31, 1995		            7           		5 1/4
April 1 - June 30, 1995		               7           		6 1/4
July 1 - September 30, 1995		           9 1/4		       6 1/4




At November 1, 1995, the Company had 257 shareholders of record. The Company paid cash dividends of $0.06 per share in December 1994 and $0.07 per share in December 1993. The primary source of funds available to the Company is the payment of dividends by the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulators. Approximately $3,862,000 was available to be paid as dividends by the Bank to the Company at September 30, 1995 upon regulatory approval.

--------------------------------------------------------------------------------
                                        OFFICES
--------------------------------------------------------------------------------

1703 Gloucester Street
Brunswick, Georgia 31520
912-267-7283

 								                                              129 Highway 82, East
                                                      	Blackshear, Georgia 31516
								                                               912-449-4711

4510 Altama Avenue
Brunswick, Georgia 31520
912-267-0010

								                                               404 South Main Street
                                                      	Hinesville, Georgia 31313
								                                               912-876-2185


2001 Commercial Drive South
Brunswick, Georgia 31525
912-262-1500
(Opened October 1995)

                                               								1010 Plant Avenue
                                                      	Waycross, Georgia 31501
                                               								912-287-2265
2461 Demere Road
St. Simons Island, Georgia 31522
912-638-7118

--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------

TRANSFER AGENT:		                               INDEPENDENT AUDITORS

First Georgia Bank				                        KPMG Peat Marwick LLP
1703 Gloucester Street					                   Suite 2000
Brunswick, Georgia                        				303 Peachtree Street, N.E.
                                      							 Atlanta, Georgia 30308

LEGAL COUNSEL:                           					SPECIAL COUNSEL:

James A. Bishop				                          	Powell, Goldstein, Frazer & Murphy
Suite 401				                               		Sixteenth Floor
First Federal Plaza				                      	191 Peachtree Street, N.E.
Brunswick, Georgia 31520				                  Atlanta, Georgia 30303

--------------------------------------------------------------------------------
                                    DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

--------------
FIRST GEORGIA
HOLDING, INC.
-------------
-----------------------------------------
Officers
-----------------------------------------

HENRY S. BISHOP
 President, Chief Financial Officer

G. FRED COOLIDGE III
 Secretary and Treasurer

----------------------------------------
Directors
----------------------------------------

HENRY S. BISHOP
 President, Chief Executive Officer,
 First Georgia Holding, Inc.
B.W. BOWIE
	Retired Senior Vice President,
 General Manager, and Director of Federal Paper
 Board Co.
TERRY DRIGGERS
 President, Driggers
 Construction Co.
ROY K. HODNETT
 President, T.H.E, Inc., and
 The Island Inn
HUBERT W. LANG
	President and Manager, Lang
 Building Supply, Inc.
E. RAYMOND MOCK
	President, Mock Enterprises,
 Inc., Rayette Foods, Inc.,
 KTP, Inc.
JAMES D. MOORE
	President, J.D. Moore, Inc.
D. LAMONT SHELL
	President, Glynn Electric
 Supply Co.
-------------------------------------------
FIRST GEORGIA
ALTAMA
-------------------------------------------
ELZIE JACOBS
  Vice President

----------------------------------------------
FIRST GEORGIA
BRUNSWICK
----------------------------------------------
HENRY S. BISHOP
  President
G. FRED COOLIDGE III
  Senior Vice President
  Chief Financial Officer
DORIS L. THOMAS
  Vice President, Consumer
  Lending
MARK A. WESTBERRY
  Vice President, Credit
LAURA D. FRIEND
  Vice President, Operations Officer
DIANE A. BLAKEBROUGH
  Vice President, Internal Auditor
JUDY DIXON
  Assistant Vice President
DIANE SHARPE
  Loan Officer
GEORGE McMANUS
  Loan Officer
JODI TODD
  Assistant Vice President
ELI D. MULLIS
  Assistant Vice President

------------------------------------------------------
FIRST GEORGIA
NORTH BRUNSWICK
------------------------------------------------------
FRED ALEXANDER
  Vice President

------------------------------------------------------
FIRST GEORGIA
HINESVILLE
-----------------------------------------------------
GERDA M. BENEDIK
  Operations Manager

-----------------------------------------------------
FIRST GEORGIA
ST. SIMONS ISLAND
-----------------------------------------------------
MEL BAXTER
  Vice President, Commercial Lending
JAN WILDSMITH
 Assistant Vice President Operations Manager

-----------------------------------------------------
FIRST GEORGIA
WAYCROSS/BLACKSHEAR
-----------------------------------------------------
JON TAHLIER
President
LINDA R. WALKER
 Assistant Vice President
 Operations Manager
PAM TAYLOR
 Loan Officer